Hollysys Automation Technologies Ltd.

No. 2 Disheng Middle Road,

Beijing Economic-Technological Development Area,

Beijing, People’s Republic of China, 100176

December 1, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hollysys Automation Technologies, Ltd.

Form 20-F for the Year Ended June 30, 2023

Filed September 20, 2023

File No. 001-33602

VIA EDGAR

Dear Andrew Mew, Charles Eastman and Claire Erlanger:

This letter sets forth the responses of Hollysys Automation Technologies, Ltd. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 21, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the year ended June 30, 2023

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 115

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a), as filed in Exhibit 15.2. Please supplementally describe any additional materials that were reviewed as the basis for your submission under paragraphs (b)(2) and (3).

In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the documents described below for the required disclosures under paragraphs (b)(2) and (3).

Documents Concerning the Company

According to the Company’s register of members, as of the latest practicable date set forth in the Form 20-F for the year ended June 30, 2023 (i.e., September 2, 2023), the Company had 62,022,530 outstanding ordinary shares. Among these outstanding ordinary shares, (i) approximately 87.07% were held by Cede & Co., a nominee of The Depository Trust Company; (ii) approximately 6.68% were held by Ace Lead Profits Limited; and (iii) the remaining approximately 6.25% were held by directors or former employees of the Company (directly or through their wholly-owned holding companies), as well as a few investment funds and certain individual investors.

The Company respectfully advises the Staff that

(i)

with respect to shares held by Cede & Co., the Company is not able to ascertain the identities of all of holders other than its directors and officers and principal shareholders that have made public filings (the “Principal Shareholders”), including beneficial ownership reports on Schedule 13G and reports filed by institutional managers on Form 13-F, and where applicable, the amendments thereto (the “Public Filings”). Based on the Public Filings available to the Company and further inquiries made to certain shareholders, none of these principal shareholders are foreign governmental entities or are controlled by or affiliated with any governmental entity;

(ii)

with respect to shares held by Ace Lead Profits Limited, as reported in a Schedule 13D filed with the SEC on June 29, 2021, Ace Lead Profits Limited is wholly owned of record by Mr. Baiqing Shao. The board of directors of the Company has received notice from Hollysys Committee on Trust Interests (the “Committee”) that a legal action has been commenced in the Hong Kong High Court against Mr. Shao and Ace Lead on March 9, 2021 (the “Legal Action”). Pending resolution of the Legal Action, the beneficial ownership of our shares held by Ace Lead and the beneficial ownership of the shares of Ace Lead held by Mr. Shao is yet to be ascertained. Neither the Committee or Mr. Shao is a foreign governmental entity, or is controlled by or affiliated with any governmental entity; and

(iii)

with respect to the remaining shares, based on inquiries made to the relevant directors and former employees of the Company and publicly available information, none of these individuals or entities are foreign governmental entities or are controlled by or affiliated with any governmental entity.

Based on the above, the Company respectfully advises the Staff that it believes that it has a reasonable basis to submit under paragraphs (b)(2) and (3) of Item 16I that (i) none of the Company’s ordinary shares is owned by governmental entities in the jurisdiction where it is incorporated, and (ii) governmental entities do not have any controlling financial interest with respect to the Company, based on an examination of the Company’s register of members, publicly available information, including Public Filings made by the Company’s shareholders, as well as inquiries to the certain shareholders.

Documents Concerning Consolidated Operating Entities

The Company respectfully advises the Staff that all the other consolidated subsidiaries of the Company are directly or indirectly wholly owned by the Company (each a “Wholly-owned Subsidiary,” collectively, “Wholly-owned Subsidiaries”), except for the following consolidated operating entities (collectively “Other Subsidiaries”):

•	Bond M&E Sdn. Bhd., a company incorporated in Malaysia, of which 50.9% of the equity interest is held by the Company through its Wholly-owned Subsidiaries;

•	Concord Electrical Contracting Ltd., a company incorporated in Qatar, of which 49% of the equity interest is held by the Company;

•

Shandong Lukang Pharmaceutical Engineering Design Co., Ltd., a company incorporated in mainland China, of which 70% of the equity interest is held by the Company through its Wholly-owned Subsidiaries; and

•	Xuzhou Hollysys Valve Technology Co., Ltd, a company incorporated in mainland China, of which 51% of the equity interest is held by the Company through its Wholly-owned Subsidiaries.

With respect to the Wholly-owned Subsidiaries, the Company has relied upon the materials in connection with its required submission under paragraph (a) discussed above, and did not rely upon additional documentation. With respect to the Other Subsidiaries, based on an examination of their register of members, none of the remaining equity interest in these subsidiaries are owned by any foreign governmental entities.

Based on the above, the Company respectfully advises the Staff that it believes that it has a reasonable basis to submit under paragraphs (b)(2) and (3) of Item 16I that (i) none of shares of its consolidated operating entities are owned by any foreign governmental entities in the respective jurisdictions where they are incorporated, and (ii) governmental entities do not have any controlling financial interest with respect to these consolidated operating entities.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I, the Company has reviewed publicly available information and the Company’s internal records and further conducted inquiries to the members of the board of directors of the Company and its consolidated operating entities (each a “Director,” collectively “Directors”) to determine whether such Director is an official of the Chinese Communist Party.

The Company factors into its determination the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company after taking the foregoing steps. On such basis, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the annual report on Form 20-F for the year ended June 30, 2023, none of the members of board of directors of the Company or any of the Company’s consolidated operating entities were officials of the Chinese Communist Party.

*    *    *    *

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Hollysys Automation Technologies, Ltd.’s Form 20-F for the year ended June 30, 2023, please contact the undersigned, Miranda So (+852-2533-3373) or Kevin Zhang (+852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Hollysys Automation Technologies, Ltd.

By:	/s/ Changli Wang
Name: Changli Wang Title: Chief Executive Officer

cc:	Miranda So, Davis Polk & Wardwell LLP

Kevin Zhang, Davis Polk & Wardwell LLP

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